Exhibit 99.1

TITAN TRADING ANALYTICS INC.

FOR  IMMEDIATE RELEASE – Titan Announces Cessation of Business Operations

EDMONTON, ALBERTA - (August 26, 2013) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announces that due to financial difficulties, the company (including all subsidiaries) has ceased business operations and will not be able to fulfill its financial obligations.    All of the directors have resigned from their positions, including all Board committees.  In addition, all officers and employees have resigned or have been dismissed.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
info@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.